

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170077

DIVISION OF
CORPORATION FINANCE

February 6, 2017

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: Skyworks Solutions, Inc.

Dear Ms. Brown:

This is in regard to your letter dated February 6, 2017 concerning the shareholder proposal submitted by the New York City Employees' Retirement System et al. for inclusion in Skyworks' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Skyworks therefore withdraws its January 6, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Courtney Haseley
Attorney-Adviser

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

February 6, 2017

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Skyworks Solutions, Inc.
Withdrawal of No-Action Request Dated January 6, 2017, Relating to Stockholder Proposal Submitted by the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, *et al.*

Ladies and Gentlemen:

We are writing on behalf of our client, Skyworks Solutions, Inc. (the "Company"), with regard to our letter dated January 6, 2017 (the "No-Action Request") concerning the stockholder proposal and statement in support thereof relating to proxy access (collectively, the "Proposal") from the Comptroller of the City of New York, Scott M. Stringer, as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2017 Annual Meeting of Stockholders (the "Proxy Materials"). In the No-Action Request, the Company sought concurrence from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") that the Company could exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials.

On February 3, 2017, the Proponent withdrew the Proposal by letter (attached as Exhibit A to this letter). In reliance on the Proponent's letter, the Company is withdrawing the No-Action Request.

If the Staff has any questions with respect to the foregoing, or requires additional information, please do not hesitate to contact me at lillian.brown@wilmerhale.com or (202) 663-6743, or Robert J. Terry, Vice President and General Counsel of Skyworks Solutions, Inc., at robert.terry@skyworksinc.com.

Very truly yours,



Lillian Brown

Enclosure

cc: Michael Garland

Robert J. Terry

EXHIBIT A



Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

February 3, 2017

Matthew Sant
Vice President, Deputy General Counsel
Skyworks Solutions, Inc.
5221 California Ave.
Irvine, California 92617

Via email

Dear ~~Mr. Sant~~ Matt:

In light of the proxy access bylaw recently enacted by the Skyworks Solutions, Inc. Board of Directors, I write on behalf of the Comptroller of the City of New York, Scott M. Stringer, to withdraw the New York City Retirement Systems' shareholder proposal regarding proxy access submitted for the Company's 2017 annual meeting.

Thank you again for our productive discussions and for the Board's responsiveness.

Sincerely,

Michael Garland

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

January 6, 2017

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Skyworks Solutions, Inc.
Exclusion of Stockholder Proposal Submitted by the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, *et al*.

Ladies and Gentlemen:

We are writing on behalf of our client, Skyworks Solutions, Inc. (the "Company"), which received a stockholder proposal and statement in support thereof relating to proxy access (collectively, the "Proposal") from the Comptroller of the City of New York, Scott M. Stringer, as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2017 Annual Meeting of Stockholders (the "Proxy Materials").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials.

Pursuant to Rule 14a-8(j) of the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Proposal (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On or about November 15, 2016, the Company received the Proposal from the Proponent. The Proposal states, in relevant part:

> RESOLVED: Shareholders of Skyworks Solutions, Inc. (the "Company") ask the board of directors (the "Board") to take the steps necessary to adopt a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed the larger of two or one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
>
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
>
> c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required

> shares were acquired in the ordinary course of business and not to change or influence control at the Company.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

As described below, the Board of Directors of the Company (the "Board") intends to adopt amendments to the Second Amended and Restated By-laws of the Company (the "By-laws") to provide for proxy access (the "Proxy Access Provision") on or around February 2, 2017.

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal by the Time the Company Files the Proxy Materials

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), which provides that a stockholder proposal may be excluded from a company's proxy statement if "the company has already substantially implemented the proposal."

I. Rule 14a-8(i)(10)

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Commission Release No. 34-12598 (July 7, 1976). While the exclusion was originally interpreted to allow exclusion of a stockholder proposal only when the proposal was "'fully' effected" by the company, the Commission has revised its approach to the exclusion over time to allow for exclusion of proposals that have been "substantially implemented." Commission Release No. 34-20091 (August 16, 1983) and Commission Release No. 40018 (May 21, 1998) (the "1998 Release"). In applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 6, 1991, *recon. denied* March 28, 1991). In addition, when a company can demonstrate that it already has taken actions that address the "essential objective" of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot, even where the company's actions do not precisely mirror the terms of the stockholder proposal. In particular, the Staff has repeatedly concurred that companies, when substantially implementing a stockholder proposal, may implement aspects of the stockholder proposal in a manner that differs in certain respects from the stockholder proposal and/or addresses matters on which the proposal is silent.

Over the past year, the Staff granted no-action relief to numerous companies under Rule 14a-8(i)(10) on the basis that proxy access bylaws adopted by those companies substantially implemented stockholder proposals requesting such bylaws, in each case because the bylaws adopted "addressed the proposal's essential objective." *See, e.g.*, *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); *Oracle Corporation* (August 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (April 7, 2016); *Amphenol Corporation* (March 29, 2016) (granting no-action relief upon company's reconsideration request under Rule 14a-8(i)(10) following the Staff's denial of no-action relief under Rule 14a-8(i)(3)); *Omnicom Group Inc.* (March 22, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Incorporated* (March 17, 2016); *Chemed Corporation*, *Eastman Chemical Company*, and *Newell Rubbermaid Inc.* (March 9, 2016); *Amazon.com, Inc.*, *Anthem, Inc.*, *Fluor Corporation*, *International Paper Company*, *ITT Corporation*, *McGraw Hill Financial, Inc.*, *PG&E Corporation*, *Public Service Enterprise Group Incorporated*, *Sempra Energy*, and *Xylem Inc.* (March 3, 2016); *The Wendy's Company* (March 2, 2016); *Reliance Steel & Aluminum Co.* and *United Continental Holdings, Inc.* (February 26, 2016); and *Alaska Air Group, Inc.*, *Baxter International Inc.*, *Capital One Financial Corporation*, *Cognizant Technology Solutions Corporation*, *The Dun & Bradstreet Corporation*, *General Dynamics Corporation*, *Huntington Ingalls Industries, Inc.*, *Illinois Tool Works Inc.*, *Northrop Grumman Corporation*, *PPG Industries, Inc.*, *Science Applications International Corporation*, *Target Corporation*, *Time Warner Inc.*, *UnitedHealth Group, Inc.*, and *The Western Union Company* (February 12, 2016) (collectively, the "Proxy Access Letters"). The proposals at issue in each of these instances were substantially similar to the Proposal. In those few instances where the Staff has declined to provide no-action relief under Rule 14a-8(i)(10), the ownership threshold percentage differed between the bylaw adopted by the company (5%) and the request in the proposal (3%), which will not be the case in the current situation. *See, e.g.*, *Flowserve Corporation* (February 12, 2016).

In addition, the Staff has consistently granted no-action requests pursuant to Rule 14a-8(i)(10) in circumstances where a company notifies the Staff that it intends to exclude a stockholder proposal on the basis that the board of directors is expected to take action that will substantially implement the proposal, and the company follows its initial submission with a supplemental notification to the Staff confirming that such action had been taken. *See, e.g.*, *Berry Plastics Group, Inc.* (December 14, 2016) (in which the Staff concurred in the exclusion of a proposal requesting the adoption of a proxy access bylaw on the basis of substantial implementation where the company expressed its intention to amend its bylaws to implement proxy access and notified the Staff by supplemental letter that the bylaw amendments had been adopted); *Reliance Steel & Aluminum Co.* and *United*

Continental Holdings, Inc. (February 26, 2016) (same); *Huntington Ingalls Industries, Inc.* (February 12, 2016) (same); and *The Wendy's Company* (March 2, 2016) (in which the Staff concurred in the exclusion of a proposal requesting the adoption of a proxy access bylaw on the basis of substantial implementation where the company expressed its intention to amend its bylaws to adopt proxy access and notified the Staff by supplemental letter that bylaw amendments had been approved for submission to a stockholder vote at the company's annual meeting). *See also OGE Energy Corp.* (March 2, 2016); *The Progressive Corporation* (February 18, 2016); *Spirit AeroSystems Holdings, Inc.* (February 10, 2016); *Medivation, Inc.* (March 13, 2015); *Visa Inc.* (November 14, 2014); *Hewlett-Packard Company* (December 19, 2013); *Starbucks Corporation* (November 27, 2012); *Omnicom Group Inc.* (March 29, 2011); *DIRECTV* (February 22, 2011); and *H.J. Heinz Company* (May 20, 2008).

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(10) Because the Board's Amendment of the By-laws Will Have Substantially Implemented the Proposal by the Time the Proxy Materials Are Filed

The Company believes that the facts in the present instance are analogous to those in the Proxy Access Letters and other cited letters, and the Staff should reach the same conclusion with regard to the Proposal as in these letters. By the time the Proxy Materials are filed, the Company will have already taken actions that address the essential objective of, and compare favorably to the guidelines of, the Proposal and, therefore, will have substantially implemented the Proposal. Specifically, the Board intends to adopt amendments, which will become effective immediately upon adoption, to the By-laws to implement the Proxy Access Provision on or around February 2, 2017. We are submitting this letter before the actual adoption of the Proxy Access Provision to address the timing requirements of Rule 14a-8(j). Once formal action has been taken by the Board to adopt the Proxy Access Provision, the Company will notify the Staff that these actions have been taken and provide the full text of the Proxy Access Provision.

The Proxy Access Provision will address both the essential objective of the Proposal and include terms that compare favorably with the guidelines of the Proposal. Like the Proposal, the Proxy Access Provision will provide that stockholders that have owned 3% or more of the Company's capital stock continuously for at least three years would have the right to include their nominees in the Company's proxy materials alongside the Company's nominees, and that the maximum number of nominees to be included pursuant to the Proxy Access Provision will not number less than two. Specifically, stockholders will be able to include up to the greater of (i) two nominees or (ii) 20% of the Board pursuant to this procedure. Further, groups of up to 20 stockholders would be able to aggregate their shares to meet the ownership threshold in the Proxy Access Provision, and the Proxy Access Provision will permit an eligible stockholder to provide a written statement for inclusion in the Company's proxy materials for the meeting, not to exceed 500 words, in support of each proxy access nominee's candidacy.

While the Proxy Access Provision and the Proposal differ in that the latter would allow for the greater of (i) two nominees or (ii) 25% of the Board and the Proxy Access Provision would allow for the greater of (i) two nominees or (ii) 20% of the Board, both provisions would allow for no fewer than two nominees, which the Company believes is the key aspect of this limitation. Further, while the Proposal is silent as to whether the number of stockholders that may aggregate their shares should be limited and the Proxy Access Provision affirmatively limits the number that may aggregate, the Company believes the key aspect in this regard is that stockholders would be able to aggregate to meet the ownership threshold. Both of these terms in the Proxy Access Provision – *i.e.*, allowing stockholders to nominate the greater of (i) two nominees or (ii) 20% of the Board, and allowing a maximum of 20 stockholders to aggregate their shares – are standard in company bylaws implemented to date. In addition, these terms were included in many of the bylaws at issue in the Proxy Access Letters, including, most recently, in *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); and *Oracle Corporation* (August 11, 2016).

As set out in the 1998 Release, a proposal need not be "'fully' effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). Rather, as described above, under the "substantially implemented" standard, a company may exclude a stockholder proposal when the company's actions address the stockholder proposal's underlying concerns, even if the company does not implement every aspect of the stockholder proposal. In this case, the Proxy Access Provision will meet this standard. While the Proxy Access Provision will not precisely track the terms of the Proposal in every respect, it will more than satisfy the essential objective of the Proposal in that it will give stockholders a meaningful proxy access right under which an individual stockholder or group of stockholders that have held at least 3% of the Company's shares for at least three years may include at least two proxy access nominees for director alongside management's nominees in the Company's proxy materials.

For the reasons discussed above, the Company believes the Proxy Access Provision will be both consistent with the essential objective of the Proposal and will compare favorably with the guidelines of the Proposal. As a result, and consistent with the Staff's determinations in the Proxy Access Letters and other cited letters, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(10), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials.

As noted above, we submit this letter at this time to address the timing requirements of Rule 14a-8(j). We will notify the Staff by a supplemental letter after the Board adopts the Proxy Access Provision and will attach the full text of the Proxy Access Provision to that letter.

Please note that on November 30, 2016, the Company received a proposal from John Chevedden also requesting that the Company adopt a proxy access provision (the "Second Proposal"). We have separately submitted a request for no-action relief with regard to the Second Proposal, on the basis that the Company's adoption of the Proxy Access Provision will have substantially implemented the Second Proposal by the time the Company files its Proxy Materials and, alternatively, that the Second Proposal may be excluded pursuant to Rule 14a-8(i)(11), on the basis that the Second Proposal substantially duplicates the Proposal.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may exclude the Proposal from its Proxy Materials, please do not hesitate to contact me at lillian.brown@wilmerhale.com or (202) 663-6743, or Robert J. Terry, Vice President and General Counsel of Skyworks Solutions, Inc., at robert.terry@skyworksinc.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the Company, as required pursuant to Rule 14a-8(k) and SLB 14D, and copy the undersigned.

Very truly yours,



Lillian Brown

Enclosure

cc: Michael Garland

Robert J. Terry

EXHIBIT A



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 15, 2016

Mr. Mark Tremallo
Vice President, General Counsel and Secretary
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801

Dear Mr. Tremallo:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Skyworks Solutions common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would welcome the opportunity to discuss the proposal with you. Should the Board of Directors approve a proxy access bylaw that we consider responsive to the proposal, we will withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669-2517 if you would like to discuss this matter.

Sincerely,

Michael Garland
Enclosures

RESOLVED: Shareholders of Skyworks Solutions, Inc. (the "Company") ask the board of directors (the "Board") to take the steps necessary to adopt a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed the larger of two or one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access will make directors more accountable and enhance shareholder value. A 2014 study by the CFA Institute concluded that proxy access could raise overall US market capitalization by up to $140.3 billion if adopted market-wide, "with little cost or disruption." (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC, following extensive analysis and input from market participants, determined that those terms struck the proper balance of providing shareholders with viable proxy access while containing appropriate safeguards.

The proposed terms enjoy strong investor support and company acceptance. Between January 2015 and October 2016, 95 similar shareholder proposals received majority votes and at least 270 companies of various sizes across industries enacted bylaws with similar terms.

We urge shareholders to vote FOR this proposal.



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **11,136**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **8,134**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **147,865**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President


STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **30,446**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **153,663**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President